                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                        ________________________________
                                   FORM 11-K
                        ________________________________

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended May 31, 1996.

or

(    ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________________ to _____________________


Commission File No. 0-23832

     A. Full title and address of the plan, if different from that of the issuer named below:

                 PSS/TAYLOR MEDICAL PROFIT-SHARING 401(K) PLAN
                        7800 BELFORT PARKWAY, SUITE 250
                          JACKSONVILLE, FLORIDA 32256
                                 (904) 281-0011

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        PHYSICIAN SALES & SERVICE, INC.
                        7800 BELFORT PARKWAY, SUITE 250
                          JACKSONVILLE, FLORIDA 32256
                                 (904) 281-0011

                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Benefits, With Fund Information -- May 31, 1996 and 1995.

     2. Statement of Changes in Net Assets Available for Benefits, With Fund Information for the Year Ended May 31, 1996.

                              TAYLOR MEDICAL, INC.

                      PROFIT SHARING 401(K) PLAN AND TRUST

                       FINANCIAL STATEMENTS AND SCHEDULES

                             MAY 31, 1996 AND 1995




                               TABLE OF CONTENTS



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

      Statements of Net Assets Available for Benefits, With Fund
      Information--May 31, 1996 and 1995

      Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended May 31, 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

      Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes --May 31, 1996

      Schedule II: Item 27b--Schedule of Loans or Fixed Income Obligations-- May 31, 1996

      Schedule III: Item 27d--Schedule of Reportable Transactions for the Year Ended May 31, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the Taylor Medical, Inc. Profit Sharing 401(k) Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Taylor Medical, Inc. Profit Sharing 401(k) Plan and Trust at May 31, 1995 in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standard which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP
Houston, Texas
October 3, 1995

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






To the Plan Administrator of the
Taylor Medical, Inc.
Profit Sharing 401(k) Plan and Trust:

We have audited the accompanying statement of net assets available for benefits, with fund information, of TAYLOR MEDICAL, INC. PROFIT SHARING 401(K) PLAN AND TRUST as of May 31, 1996 and the related statement of changes in net assets available for benefits, with fund information, for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The statement of net assets of Taylor Medical, Inc. Profit Sharing 401(k) Plan and Trust as of May 31, 1995 was audited by other auditors whose report dated October 3, 1995 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 1996 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for

Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.
The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of assets held for investment purposes and reportable transactions do not disclose the historical cost of certain plan assets held by the plan custodians. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Arthur Andersen LLP



Jacksonville, Florida
October 22, 1996

                              TAYLOR MEDICAL, INC.

                      PROFIT SHARING 401(K) PLAN AND TRUST

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                  MAY 31, 1996



                                                             PARTICIPANT-DIRECTED
                                  -----------------------------------------------------------------------------
                                                             AMERICAN FUNDS GROUP
                                  -----------------------------------------------------------------------------
                                                  WASHINGTON                    CASH                      BOND
                                    GROWTH          MUTUAL        INCOME      MANAGEMENT    SMALLCAP      FUND
                                   FUND OF        INVESTORS      FUND OF       TRUST OF      WORLD         OF
                                   AMERICA           FUND        AMERICA       AMERICA        FUND       AMERICA
                                  -----------    ------------  -----------  ------------  ----------     -------
INVESTMENTS, AT FAIR VALUE         $857,240       $1,169,737     $477,997        $52,045    $173,370     $24,245

EMPLOYEE CONTRIBUTIONS RECEIVABLE         0                0            0              0           0           0

EMPLOYER CONTRIBUTIONS RECEIVABLE         0                0            0              0           0           0

EXCESS CONTRIBUTIONS PAYABLE              0                0            0              0           0           0
                                   --------       ----------      --------        -------    --------     -------
NET ASSETS AVAILABLE FOR BENEFITS  $857,240       $1,169,737      $477,997        $52,045    $173,370     $24,245
                                   ========       ==========      ========        =======    ========     =======
                                                             PARTICIPANT-DIRECTED
                                 -------------------------------------------------------------------------------------
                                           LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                 ----------------------------------------------------------
                                                        GOVERNMENT
                                                           AND          MEDIUM
                                                CORE    CORPORATE   CAPITALIZATION             PARTICIPANT
                                  GUARANTEED   EQUITY     BONDS         EQUITY       BALANCED     LOANS        TOTAL
                                ------------- -------- ------------ ---------------- --------  ------------- ---------
                                                                                              (Note 1 and
                                                                                              Schedule II)
INVESTMENTS, AT FAIR VALUE          $320,321   $93,649        $694        $163,103   $33,546       $63,523  $3,429,470

EMPLOYEE CONTRIBUTIONS RECEIVABLE          0         0           0               0         0             0           0

EMPLOYER CONTRIBUTIONS RECEIVABLE          0         0           0               0         0             0           0

EXCESS CONTRIBUTIONS PAYABLE               0         0           0               0         0             0           0
                                    --------   -------        ----        --------   -------       -------  ----------
NET ASSETS AVAILABLE FOR BENEFITS   $320,321   $93,649        $694        $163,103   $33,546       $63,523  $3,429,470
                                    ========   =======        ====        ========   =======       =======  ==========

         The accompanying notes are an integral part of this statement.

                              TAYLOR MEDICAL, INC.

                      PROFIT SHARING 401(K) PLAN AND TRUST

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                  MAY 31, 1995


                                                       PARTICIPANT-DIRECTED
                                   --------------------------------------------------------------
                                                        AMERICAN FUNDS GROUP
                                   --------------------------------------------------------------
                                              WASHINGTON               CASH                 BOND
                                    GROWTH      MUTUAL     INCOME   MANAGEMENT  SMALLCAP    FUND
                                    FUND OF   INVESTORS   FUND OF    TRUST OF     WORLD      OF
                                    AMERICA      FUND     AMERICA    AMERICA      FUND     AMERICA
                                   ---------  ---------- ---------- ----------  ---------  --------
INVESTMENTS, AT FAIR VALUE         $730,882   $1,086,924  $449,925     $54,381  $118,663   $19,157

EMPLOYEE CONTRIBUTIONS RECEIVABLE    14,748       17,504     8,921       1,320     5,457     1,217

EMPLOYER CONTRIBUTIONS RECEIVABLE     4,019        8,917     2,378       1,814     2,345       712

EXCESS CONTRIBUTIONS PAYABLE           (204)           0         0           0      (205)        0
                                   --------   ----------  --------     -------  --------   -------
NET ASSETS AVAILABLE FOR BENEFITS  $749,445   $1,113,345  $461,224     $57,515  $126,260   $21,086
                                   ========   ==========  ========     =======  ========   =======


                                                       PARTICIPANT-DIRECTED
                                  -------------------------------------------------------------------------------------
                                            LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                  -----------------------------------------------------------
                                                         GOVERNMENT
                                                            AND          MEDIUM
                                                 CORE    CORPORATE   CAPITALIZATION            PARTICIPANT
                                   GUARANTEED   EQUITY     BONDS         EQUITY      BALANCED     LOANS         TOTAL
                                 -------------  -------  ----------  --------------  --------- ------------   ---------
                                                                                               (Note 1 and
                                                                                               Schedule II)
INVESTMENTS, AT FAIR VALUE           $333,717   $72,507        $677        $116,547   $28,774       $68,418  $3,080,572

EMPLOYEE CONTRIBUTIONS RECEIVABLE           0         0           0               0         0             0      49,167

EMPLOYER CONTRIBUTIONS RECEIVABLE           0         0           0               0         0             0      20,185

EXCESS CONTRIBUTIONS PAYABLE                0         0           0               0         0             0        (409)
                                     --------   -------        ----        --------   -------       -------  ----------
NET ASSETS AVAILABLE FOR BENEFITS    $333,717   $72,507        $677        $116,547   $28,774       $68,418  $3,149,515
                                     ========   =======        ====        ========   =======       =======  ==========

         The accompanying notes are an integral part of this statement.

                              TAYLOR MEDICAL, INC.

                      PROFIT SHARING 401(K) PLAN AND TRUST

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                 INFORMATION,

                        FOR THE YEAR ENDED MAY 31, 1996





                                                                                        PARTICIPANT-DIRECTED
                                                       ------------------------------------------------------------------
                                                                              AMERICAN FUNDS GROUP
                                                       ------------------------------------------------------------------
                                                               WASHINGTON                 CASH                    BOND
                                                       GROWTH    MUTUAL      INCOME    MANAGEMENT   SMALLCAP      FUND
                                                       FUND OF  INVESTORS    FUND OF    TRUST OF      WORLD        OF
                                                       AMERICA    FUND       AMERICA     AMERICA      FUND      AMERICA
                                                        ------ ----------    -------    ---------   --------    --------
ADDITIONS TO NET ASSETS ATTRIBUTED
  TO:
     Net appreciation (depreciation) in fair value of
       investments                                      $151,515  $  265,712  $ 57,958   $     0  $ 43,683      $  (205)
     Investment income                                     7,485      35,270    26,440     2,322     1,387        1,716
     Contributions:
        Participant (including rollover)                  31,592      37,301    19,936     3,167    10,679        2,213
                                                        --------  ----------  --------   -------  --------      -------
        Total additions                                  190,592     338,283   104,334     5,489    55,749        3,724
                                                        --------  ----------  --------   -------  --------      -------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
     Benefits paid to participants                        82,877     244,181   128,963    10,748     9,132          947
     Administrative expenses                               1,708       2,394     1,052       120       277           42
     Interfund transfers                                  (1,788)     35,316   (42,454)       91      (770)        (424)
                                                        --------  ----------  --------   -------  --------      -------
           Total deductions                               82,797     281,891    87,561    10,959     8,639          565
                                                        --------  ----------  --------   -------  --------      -------

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                      749,445   1,113,345   461,224    57,515   126,260       21,086
                                                        --------  ----------  --------   -------  --------      -------
  End of year                                           $857,240  $1,169,737  $477,997   $52,045  $173,370      $24,245
                                                        ========  ==========  ========   =======  ========      =======




                                                                                       PARTICIPANT DIRECTED
                                                      -----------------------------------------------------------------------------
                                                                 LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                      ---------------------------------------------------------
                                                                           GOVERNMENT
                                                                              AND        MEDIUM
                                                                   CORE     CORPORATE CAPITALIZATION            PARTICIPANT
                                                      GUARANTEEED EQUITY     BONDS       EQUITY       BALANCED    LOANS       TOTAL
                                                      ----------- ------  ---------   --------------  -------- -----------    -----
                                                                                                               (Note 1 and)
                                                                                                               Schedule II
ADDITIONS TO NET ASSETS ATTRIBUTED
  TO:
     Net appreciation (depreciation) in fair value of
       investments                                      $      0  $22,149   $ 25        $ 48,207      $ 5,136    $     0  $  594,180
     Investment income                                    21,366        0      0               0            0      1,734      97,720
     Contributions:
        Participant (including rollover)                       0        0      0               0            0          0     104,888
                                                        --------  -------   ----        --------      -------    -------  ----------
        Total additions                                   21,366   22,149     25          48,207        5,136      1,734     796,788
                                                        --------  -------   ----        --------      -------    -------  ----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
     Benefits paid to participants                        27,832        0      0               0            0          0     504,680
     Administrative expenses                               3,530    1,007      8           1,651          364          0      12,153
     Interfund transfers                                   3,400        0      0               0            0      6,629           0
                                                        --------  -------   ----        --------      -------    -------  ----------
           Total deductions                               34,762    1,007      8           1,651          364      6,629     516,833
                                                        --------  -------   ----        --------      -------    -------  ----------

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                      333,717   72,507    677         116,547       28,774     68,418   3,149,515
                                                        --------  -------   ----        --------      -------    -------  ----------
  End of year                                           $320,321  $93,649   $694        $163,103      $33,546    $63,523  $3,429,470
                                                        ========  =======   ====        ========      =======    =======  ==========

                            TAYLOR MEDICAL, INC.

                    PROFIT SHARING 401(k) PLAN AND TRUST


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


                             MAY 31, 1996 AND 1995

1.   DESCRIPTION OF PLAN

     The following description of the Taylor Medical, Inc. Profit Sharing 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan was adopted effective June 1, 1990 by Taylor Medical, Inc. (the "Company") to establish a savings and investment plan for the exclusive benefit of the Company's employees and their beneficiaries. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is administered by the Company, and the American Funds Group and Lincoln National Life Insurance Company serve as the Plan's custodians.

     Disclosure of historical cost information with regard to the Plan's investments is required to be presented in the schedules of assets held for investment purposes and reportable transactions (Schedules I and II) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Due to the record-keeping system maintained by the custodians, this information cannot be provided.

     On July 1, 1993, Taylor Medical, Inc. acquired Attention Medical Company. The assets of the Attention Medical Company 401(k) Plan (the "Attention Plan"), which approximated $719,000 at the acquisition date, were combined with the assets of the Plan. The Attention Plan assets are invested in six funds under contract with Lincoln National Life Insurance Co. It is the Company's intention to leave the Attention Plan's assets invested in the Lincoln National Life Insurance Co. funds unless individual participants elect to transfer their investments to the American Funds Group. All contributions made subsequent to the acquisition date were invested in funds in the American Funds Group.

     In August 1995, the Company merged with Physician Sales & Services, Inc. ("PSS"). Contributions to the Plan were suspended effective for payroll periods commencing after August 20, 1995. The Plan was also amended to provide for fully vested account balances effective August 20, 1995 and to provide for the termination of the loan program. In addition, effective for the plan year commencing on June 1, 1996, the Plan's year-end will change from May 31 to December 31.

     CONTRIBUTIONS

     Prior to the suspension of contributions, participants could elect to make pretax contributions ranging from 1% to 15% of their annual compensation, excluding certain commissions, with a minimum monthly contribution of $25.

     PARTICIPANT ACCOUNTS

     Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income and the participant's contribution. Allocations are based on participant account balances, as defined.

     VESTING

     Participants are fully vested at all times with respect to their pretax contributions plus earnings thereon. Effective August 20, 1995, participants became fully vested in all employer contributions.

     INVESTMENT OPTIONS

     Contributions made to the Plan are invested in funds with the American Funds Group only. Participants may no longer invest funds with Lincoln Life Insurance Company but may transfer their accounts to the American Funds Group. A description of each investment option available through the American Funds Group is provided below:

           GROWTH FUND OF AMERICA

           Funds are invested in a diversified portfolio consisting primarily of common stocks. Assets may also be held in securities convertible into common stocks, cash or cash equivalents, straight debt securities, or nonconvertible preferred stock. The objective of this fund is growth of capital.

           WASHINGTON MUTUAL INVESTORS FUND

           Funds are invested in high-quality common stocks and securities converted into common stocks. The objective of this fund is to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.

           INCOME FUND OF AMERICA

           Funds may be invested in common and preferred stocks, straight debt securities, debt securities with equity conversion or purchase rights, and cash and cash equivalents. The fund may also invest in various mortgage-related securities. The objective of this fund is to emphasize current income while secondarily striving to attain capital growth.

         CASH MANAGEMENT TRUST OF AMERICA

         Funds are invested in a high-quality portfolio of money market instruments, which may include commercial paper, commercial bank obligations, savings association obligations, corporate bonds and notes, and securities of the U.S. government, its agencies, or instrumentalities. The objective of this fund is to provide investors with a way to earn income on their cash reserves, while preserving capital and maintaining liquidity.

         SMALLCAP WORLD FUND

         Funds are invested primarily in equity securities of companies with relatively small market capitalizations. The objective of this fund is to provide long-term growth of capital.

         BOND FUND OF AMERICA

         Funds are invested in marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments. The objective of this fund is to provide as high a level of current income as is consistent with the preservation of capital.

      Investment objectives may not be an indication of actual  performance.

      PAYMENT OF BENEFITS

      Upon retirement, death, disability, or termination of service, a participant or beneficiary may elect to receive a lump-sum distribution in an amount equal to the value of that participant's account on the date
      of distribution. In addition, hardship    distributions are permitted if
      certain criteria are met.

      LOANS TO PARTICIPANTS

      Prior to August 20, 1995, a participant was permitted to borrow the lesser of $50,000 or 50% of the vested interest in the participant's account on the valuation date coinciding with or immediately preceding such loan. All loans are secured by the vested interest remaining in the participant's account. Interest rates are based on prevailing market conditions at the time of origination. Interest payments on loans are allocated to individual participant account balances.

      Subsequent to August 31, 1995, during the transition in connection with the acquisition of Taylor by PSS, certain participant loan payments were erroneously not collected through automatic payroll deduction and, as a result, the loans were delinquent at May 31, 1996.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      RECLASSIFICATIONS

      Certain 1995 amounts have been reclassified to conform to the 1996 presentation.

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments, other than investments in guaranteed investment contracts and participant loans, are stated at fair value, as determined by quoted market prices. The Plan's investment contract is fully benefit-responsive and is stated at contract value, which approximates fair value. Loans to participants are valued at cost, which approximates fair value. Investment income is recorded when earned. The net appreciation/depreciation in fair value of investments includes the gain or loss on investments bought and sold during the year as well as the change in fair value.

     On September 23, 1994, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," which requires certain disclosures for investment contracts that are fully benefit-responsive. This SOP is effective for financial statements for plan years beginning after December 15, 1995 if investment contracts were entered into before December 31, 1993. Thus, since the Plan's investment contract was entered into prior to December 31, 1993, the Plan will adopt SOP 94-4 for the year ending December 31, 1996. The plan administrator does not expect the adoption of this SOP to have a material impact on the Plan's financial statements.

3.   INVESTMENTS

     The Plan's investments are held by the American Funds Group and Lincoln National Life Insurance Company. The fair values of individual assets that represent 5% or more of the Plan's net assets as of May 31, 1996 and 1995 are as follows:

                                                       1996        1995
                                                    ----------  ----------
        American Funds Group:
          Washington Mutual Investors Fund          $1,169,737  $1,113,345
          Growth Fund of America                       857,240     749,445
          Income Fund of America                       477,997     461,224
          SMALLCAP World Fund                          173,370     126,260
        Lincoln National Life Insurance Company:
          Guaranteed Account                           320,321     333,717

4.   TAX STATUS

     Although the Plan has received a favorable determination letter from the Internal Revenue Service dated April 10, 1996, it has not been updated for the latest plan amendments. However, the plan administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.   SUBSEQUENT EVENTS

     ON OCTOBER 1, 1996, THE PLAN WAS AMENDED AND RENAMED AS THE PSS/TAYLOR MEDICAL PROFIT SHARING 401(K) PLAN, AND THE PLAN ADMINISTRATOR WAS CHANGED TO PHYSICIAN SALES & SERVICE, INC.

                                                                      SCHEDULE I



                              TAYLOR MEDICAL, INC.

                      PROFIT SHARING 401(K) PLAN AND TRUST

           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  MAY 31, 1996


                                                                                                           CURRENT
           IDENTITY OF PARTY INVOLVED                      DESCRIPTION OF INVESTMENT             COST       VALUE
     ---------------------------------------      --------------------------------------------   ----      ---------
 *   AMERICAN FUNDS GROUP                         Growth Fund of America                          (a)      $ 857,240
 *   AMERICAN FUNDS GROUP                         Washington Mutual Investors Fund                (a)      1,169,737
 *   AMERICAN FUNDS GROUP                         Income Fund of America                          (a)        477,997
 *   AMERICAN FUNDS GROUP                         Cash Management Trust of America                (a)         52,045
 *   AMERICAN FUNDS GROUP                         SMALLCAP World Fund                             (a)        173,370
 *   AMERICAN FUNDS GROUP                         Bond Fund of America                            (a)         24,245
 *   LINCOLN NATIONAL LIFE INSURANCE COMPANY      Guaranteed Fixed Account                        (a)        320,321
 *   LINCOLN NATIONAL LIFE INSURANCE COMPANY      Core Equity Account                             (a)         93,649
 *   LINCOLN NATIONAL LIFE INSURANCE COMPANY      Government and corporate bonds                  (a)            694
 *   LINCOLN NATIONAL LIFE INSURANCE COMPANY      Medium Capitalization Equity Account            (a)        163,103
 *   LINCOLN NATIONAL LIFE INSURANCE COMPANY      Balanced Account                                (a)         33,546
 *   VARIOUS PLAN PARTICIPANTS                    Loans, interest rates ranging from 6% to 12%  $63,523       63,523

                       *Represents a party in interest.

   (a) Historical cost information has been requested from the custodians; however, due to their record-keeping systems, cost information cannot be made available.

        The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II




                              TAYLOR MEDICAL, INC.


                      PROFIT SHARING 401(K) PLAN AND TRUST



            ITEM 27B--SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS


                                  MAY 31, 1996






                           ORIGINAL        AMOUNT RECEIVED        UNPAID
                            AMOUNT           DURING YEAR          BALANCE                                        AMOUNT OVERDUE
                              OF        -----------------------   AT END      TERM OF    FIRST    INTEREST   ---------------------
            NAME             LOAN       PRINCIPAL    INTEREST     OF YEAR      LOAN     PAYMENT     RATE     PRINCIPAL    INTEREST
-------------------------  -----------  ----------- -----------  ----------- ---------- --------- --------- ------------  ---------
 *   CARMAN, DEANNA P.     $ 2,000.00     $    0.00    $  0.00   $ 1,155.41  4 years    08/28/92    6.000%   $ 1,155.41   $  51.99
 *   CASH, VICKI S.          2,000.00        127.75      28.27     1,443.10  5 years    02/11/94    7.000      1,443.10      75.76
 *   DRIVER, STEPHEN D.      1,228.54         78.47      16.19       823.39  5 years    11/05/93    7.000        823.39      43.23
 *   DRIVER, VEMA M.         2,915.74        188.20      38.43     1,954.45  5 years    11/05/93    7.000      1,954.45     102.61
 *   EARLS, BETTY L.         4,099.34        242.55      29.75     1,444.24  5 years    06/05/92    7.500      1,444.24      81.24
 *   EARLS, RICHARD A.      10,000.00        601.08      73.72     3,579.12  6 years    06/15/92    7.500      3,579.12     201.33
 *   HAWKINS, DANA L         1,100.00        162.26      24.15       903.72  18 months  04/21/95    9.125        903.72      61.85
 *   MCCARTHY, KEVIN J.     20,000.00      1,132.14     203.48    10,309.21  5 years    03/01/92    7.500     10,309.21     579.89
 *   PETROSS, STANLEY M.     3,000.00        280.98      38.67     1,833.92  3 years    06/15/94    7.750      1,833.92     106.80
 *   PLACETTE, SHEILA R.     1,000.00         81.06      22.26       835.88  4 years    11/18/94    9.500        835.88      59.56
 *   ROBERTS, TAMMY R.       1,300.00        300.65      17.89       586.30  15 months  12/30/94    8.875        586.30      39.03
 *   SHROUT, DANIEL E.       4,000.00        237.60      53.65     2,942.94  5 years    03/15/94    7.000      2,942.94     154.50
 *   STANLEY, DAVID JON     21,550.00      1,137.54     210.53     9,983.44  5 years    02/01/93    8.000      9,983.44     599.01
 *   STANLEY, EVAN R.       14,000.00        840.54     142.40     7,186.15  5 years    02/01/93    7.500      7,186.15     404.22
 *   WALLACE, JESSE, JR.     1,000.00        146.93      14.96       560.25  2 years    10/07/94    8.750        560.25      36.77
 *   WILLIAMS, DANNY D.      3,400.00          0.00       0.00     3,400.00  5 years    10/15/95    9.750      3,400.00     248.63
                           ----------     ---------    -------   ----------                                  ----------   --------
                           $92,593.62     $5,557.75    $914.35   $48,941.52                                  $48,941.52   2,846.42
                           ==========     =========    =======   ==========                                  ==========   ========



                        *Represents a party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                  SCHEDULE III


                              TAYLOR MEDICAL, INC.


                      PROFIT SHARING 401(K) PLAN AND TRUST



               ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)


                        FOR THE YEAR ENDED MAY 31, 1996











                                                                                 COST    NET
     IDENTITY OF ISSUER, BORROWER,                                    SELLING     OF     GAIN
           OR SIMILAR PARTY            DESCRIPTION OF INVESTMENT       PRICE    ASSETS  (LOSS)
   -------------------------------- --------------------------------- --------- ------- -------
 *   AMERICAN FUNDS GROUP           Washington Mutual Investors Fund  $246,575   (b)     (b)

                        *Represents a party in interest.

      (a) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the Plan's market value as of June 1, 1995.

      (b) Historical cost information has been requested from the custodians; however, due to their record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on October 29, 1996.

                       PSS/TAYLOR MEDICAL PROFIT SHARING
                       401(K) PLAN




                       By:    /s/ Patrick C. Kelly
                            -----------------------------
                                Patrick C. Kelly, Trustee


                       By:    /s/ David A. Smith
                            -----------------------------
                                David A. Smith, Trustee

                              ARTHUR ANDERSEN LLP

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent certified public accountants, we hereby consent to the incorporation by reference in this registration statement on Form S-8 pertaining to the PSS/Taylor Medical Profit Sharing 401(k) Plan (the "Plan") of our report dated October 22, 1996, with respect to the financial statements and schedule of the Plan, included in the Plan's Annual Report (Form 11-K) for the fiscal year ended May 31, 1996.


ARTHUR ANDERSEN LLP

Jacksonville, Florida
October 28, 1996

                       CONSENT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Taylor Medical, Inc.

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Physician Sales & Service, Inc. of our report dated October 3, 1995 on the net assets available for benefits of Taylor Medical, Inc. Profit Sharing 401(k) Plan and Trust appearing on page 2 in the Form 11-K.



PRICE WATERHOUSE LLP
Houston, Texas
October 23, 1996